October 14, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. George F. Ohsiek, Jr.

Re:	Crown Crafts, Inc. Form 10-K for Fiscal Year Ended April 3, 2005 Filed June 21, 2005 File No. 1-7604
Ladies and Gentlemen:
     Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from George F. Ohsiek, Jr. to the undersigned dated August 15, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s August 15, 2005 comment letter.
Form 10-K for Fiscal Year Ended April 3, 2005
General
1.	As requested by the Staff, the Company will comply with all of the Staff’s comments in the Company’s future filings, as applicable.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7
Results of Operations, page 7
2.	In response to the Staff’s comments, the Company intends to disclose in its future filings additional information regarding the extent to which each factor contributed to the overall change in a financial statement line item where two or more business reasons have been identified as contributing to a material change in that line item. The Company anticipates

Securities and Exchange Commission
October 14, 2005

that this will result in the inclusion of disclosures similar to the following in future filings:

“Net Sales: Sales of bedding, blankets and accessories decreased in fiscal year 2005 primarily as a result of the transition of the Company’s Classic Pooh license to direct-to-retail. Bib and bath sales decreased due to the loss of a bath program at a major customer. Sales volumes of high-end luxury throws have been negatively impacted by the recent downturn in the economy.

Of the sales decrease in fiscal year 2004, $3.2 million is attributable to changes in buying patterns by several customers, some of whom lowered on-hand inventory levels in response to the sluggish economy, and changes in internal business strategies. Also, during fiscal year 2003, the Company shipped several new product placements to key customers, of which $1.1 million was not repeated in fiscal 2004 or fiscal 2005. The Company’s Pillow Buddies® business declined by $3.1 million from fiscal 2003 to fiscal 2004 and by $904,000 from fiscal 2004 to fiscal 2005 because retail dollars have not been allocated to the product and increased competition for character licenses has driven royalty commitments higher than management is comfortable guaranteeing.”
Item 9A. Controls and Procedures, page 13
3.	In response to the Staff’s comments, the Company intends to disclose in its future filings, so long as such statement is true and correct at such time, a statement to the effect that the Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods and that the Company’s Chief Executive Officer and Chief Financial Officer, following an evaluation of the effectiveness of such disclosure controls and procedures, have concluded that such controls and procedures are effective.

4.	In response to the Staff’s comments, the Company intends to disclose in its future filings whether there were any changes in the Company’s disclosure controls and procedures that occurred during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no such changes to the Company’s disclosure controls and procedures during the fourth quarter of fiscal 2005.
Schedule II, page 16
5.	The Summary of Significant Accounting Policies (Note 2) included in the Company’s Form 10-K for the fiscal year ended April 3, 2005 (the “Annual Report”) makes the following disclosure regarding allowances against accounts receivable:

Securities and Exchange Commission
October 14, 2005

“The Company’s allowances against accounts receivable are primarily contractually agreed upon deductions for items such as advertising and warehouse allowances and volume rebates. These deductions are recorded throughout the year commensurate with sales activity. Historically, funding occurs in the fourth quarter of the fiscal year causing the balance to be highest in the third quarter.”

The allowance for customer deductions, which is netted against accounts receivable in the consolidated balance sheet, consists of agreed upon advertising support, markdowns, and warehouse and other allowances. Consistent with the guidance provided in EITF 01-9, all such allowances are recorded as direct offsets to sales and such costs are accrued commensurate with sales activities. When a customer requests funding for the allowance, the allowance for customer deductions is reduced to reflect such payments.

The Company analyzes the components of the allowances for customer deductions monthly and adjusts the allowances to the appropriate levels. The timing of the customer initiated funding requests for advertising support can cause the net balance in the allowance account to fluctuate from period to period as indicated in the policy footnote disclosure. The timing of such funding requests should have no impact on the consolidated statements of income since such costs are accrued commensurate with sales activity.

In the presentation of valuation and qualifying accounts (Schedule II) in the Annual Report, the Company reported the changes in the allowance for customer deductions on a net change basis rather than disaggregating the charges accrued versus the amounts paid. In future filings, the Company intends to disaggregate these elements in presenting Schedule II.

The net decrease of $637,000 in the allowance for customer deductions account in fiscal 2005 was due to a 20% reduction in the amount of factored receivables outstanding at year end and the timing of customer initiated advertising support payments.
Note 2 — Summary of Significant Accounting Policies, page F-6
6.	The majority of the Company’s shipments are based on FOB shipping point. Therefore, shipping and handling costs are not significant to the Company. In the infrequent and isolated cases where the Company is paid these costs by customers, the amounts are recorded as an offset to freight costs incurred. During fiscal 2005, freight costs incurred, net of reimbursements, which is reflected in the Statement of Operations in Net Sales, amounted to less than .4% of such net sales. If such amounts become more significant in future years, they will be reclassified to Cost of Sales in conformity with the guidance of EITF 00-10.

Securities and Exchange Commission
October 14, 2005

Revenue Recognition, page F-6
7.	In response to the Staff’s comments, the Company intends to modify its revenue recognition disclosure in future filings to clarify that all allowances for advertising, warehouse allowances and volume rebates are netted against sales. As described in the response above to Staff comment number 5, the Company follows the guidance of EITF 01-9 with regards to payments to resellers. Appropriate allowances are recorded commensurate with sales activity and the cost of such allowances is netted against sales in reporting the results of operations.
Stock-Based Compensation, page F-8
8.	The Company used an expected volatility rate of 10% for fiscal 2005 and 2004 and 20% for fiscal 2003. The Company selected these rates after considering historic stock prices and other factors. The calculated volatility rate for fiscal 2005 and 2004 was approximately 100%. After a review of historic prices and considering other factors, the Company chose the indicated rates because management believes that the fiscal 2005 and 2004 historic calculations may not be representative of future volatility rates for the following reasons:
a.	The Company’s trading volume has been low in recent years and only averaged 2.5% of the outstanding shares per month in fiscal 2005.

b.	The Company has a significant amount of warrants outstanding which are convertible into shares that would represent approximately 65% of the Company’s outstanding shares on a fully diluted basis. Management believes these warrants have had a significant effect on the prices being quoted for the Company’s stock and trading volumes.

c.	The Company’s stock trades for less than $1 per share, and, therefore, small changes in the actual prices cause a large change in the percentage of change.
If the Company had used a volatility rate of 100% for all options issued in fiscal 2003, 2004 and 2005, pro forma expense for 2005, 2004 and 2003 would have been as follows:

Securities and Exchange Commission
October 14, 2005

	2005	2004	2003
	(Amounts in thousands, except per share data)
Net income, as reported	$2,438	$3,103	$2,487
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	67	83	56

Pro forma net income	$2,371	$3,020	$2,431

Earnings per share:
Basic — as reported	$0.26	$0.33	$0.26

Basic — pro forma	$0.25	$0.33	$0.26

Diluted — as reported	$0.11	$0.14	$0.12

Diluted — pro forma	$0.11	$0.14	$0.11

Dividend Yield	—	—	—
Expected Volatility	100	100	100
Risk free interest rate	4.3	4.5	4.2
Expected life, years	5.0	7.9	8.0
As reflected in the foregoing, the pro forma expense would have changed by amounts equal to only 1.2-1.6% of net income and the pro forma basic and diluted earnings per share would not have changed in most instances.
Note 5. Financing Arrangements, page F-10
9.	In response to the Staff’s comments, the Company intends to include a disclosure similar to the following in future filings:

“The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
•	Cash and cash equivalents, accounts receivable and accounts payable — For those short term instruments, the carrying value is a reasonable estimate of fair value.

•	Long term debt — Rates estimated for debt with similar terms and remaining maturities to companies in a similar financial situation as the Company are used to estimate the fair value of existing debt. The carrying value is a reasonable estimate of fair value.”
     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Securities and Exchange Commission
October 14, 2005

     Any comments or questions regarding the Annual Report or this letter should be directed to the undersigned at telephone (225) 647-9122 or facsimile (225) 647-9104.

Sincerely,
/s/ Amy Vidrine Samson
Amy Vidrine Samson
Chief Financial Officer